December 1, 2005
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Mark Webb, Esq. Michael Clampitt, Esq.

Re:	Ameritrade Holding Corporation Preliminary Proxy Statement File No. 0-49992 Filed September 12, 2005, as amended on October 31, 2005 and November 23, 2005
Ladies and Gentlemen:
          On behalf of Ameritrade Holding Corporation (the “Company” or “Ameritrade”), we respectfully submit this letter (A) in further response to comment 11 from the Staff of the Securities and Exchange Commission received by letter dated November 18, 2005, following telephone conversations with the Staff and (B) in response to telephone conversations with the Staff regarding certain filings the Company has made under Rule 14a-12 of the Securities Exchange Act of 1934 as it relates to the comment 16 from the Staff received by letter dated October 17, 2005.
          In this letter, we have recited prior comment 11 from the Staff in italicized, bold type and have followed the comment with the Company’s response thereto.
Ameritrade’s Reasons for the Transaction, page 52
11.	Our prior comment 19 was incorrect. Please remove the disclosure added in response to it. Instead, please revise to have the board specifically mention each line item analysis underlying the fairness opinion that does not support its recommendation and explain why, in light of such analyses, it is recommending the transaction.

We have revised page 56 of the proxy statement in response to the Staff’s comment.

Securities and Exchange Commission
December 1, 2005

          In addition, in response to the Staff’s telephone comment regarding certain of the Company’s filings on Rule 14a-12, we are filing concurrently herewith a new filing under Rule 14a-12 as discussed with the Staff.
          Additionally, at the Staff’s request, this letter constitutes a written statement from the Company acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please direct your questions or comments regarding the Company’s responses to the undersigned at (650) 565-3606, or to Robert Sanchez or Bradley Finkelstein of this firm at (703) 734-3117 and (650) 565-3514, respectively. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Jeffrey S. Cannon

Jeffrey S. Cannon

cc:	Joseph H. Moglia, Ameritrade Randy MacDonald, Ameritrade Ellen Koplow, Ameritrade Larry Sonsini, WSGR Robert Sanchez, WSGR Bradley Finkelstein, WSGR